082-00051

TransCanada
In business to deliver

TransCanada PipeLines Limited
450 - 1st Street S.W.
Calgary, Alberta, Canada T2P 5H1

tel 403.920.7679
fax 403.920.2467
email lilian_ceri@transcanada.com
web www.transcanada.com

07021364

VIA COURIER

February 22, 2007

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

SUPPL

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release of TransCanada Corporation

Please find enclosed a news release issued by TransCanada Corporation via CCN Matthews news network on February 22, 2007. The news release is to be placed in the Company's public file.

"TransCanada Closes ANR Acquisition and Expands North American Reach"

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

PROCESSED

MAR 02 2007

THOMSON
FINANCIAL

TransCanada
In business to deliver

NewsRelease

TransCanada Closes ANR Acquisition and Expands North American Reach

CALGARY, Alberta – February 22, 2007 – TransCanada Corporation (TSX: NYSE: TRP) (TransCanada) today announced it has closed the acquisition of American Natural Resources Company and ANR Storage Company (collectively, ANR) and an additional 3.55 per cent interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes) from El Paso Corporation. The total purchase price is US$3.4 billion, subject to certain post closing adjustments, and includes US$488 million of assumed debt.

"With the acquisition of ANR, TransCanada's wholly owned natural gas pipeline network extends more than 59,000 kilometres and offers our customers unparalleled connections from traditional and emerging supply basins to growing North American markets," said Hal Kvisle, TransCanada's chief executive officer. "By acquiring more than 230 billion cubic feet of natural gas storage capacity, TransCanada has interests in approximately 360 billion cubic feet of storage capacity, making us one of North America's largest gas storage operators."

These high quality, regulated assets are a strong fit with TransCanada's existing North American portfolio, and strengthen our position as a leader in the North American gas transmission business. The assets are expected to deliver significant value for shareholders. TransCanada expects the acquisition to be accretive to earnings in 2007.

The acquisition was financed through a $1.5 billion Subscription Receipts offering that closed on February 14, 2007; cash on hand; and funds drawn on newly established bridge and term loan facilities. With today's closing of the ANR acquisition, the escrow release condition for the Subscription Receipts has been met, the transfer register for the Subscription Receipts will close today at 5:00 p.m. (local time in Calgary and Toronto), and the Subscription Receipts will automatically be exchanged on a one-to-one basis for TransCanada common shares through the facilities of The Canadian Depository for Securities Limited effective as of today's date.

In connection with the offering of the Subscription Receipts, TransCanada granted the underwriters of the Subscription Receipts offering an option to purchase an additional 5,920,500 common shares at a price of $38.00 per common share at any time up to and including March 16, 2007.

Lee Hobbs has been appointed Vice President and General Manager, U.S. Pipelines Central. Based in Houston, he will be responsible for the operation of ANR and Great Lakes. A new executive leadership team has been selected for ANR and Great Lakes which includes executives from TransCanada, ANR and Great Lakes, providing a breadth and depth of valuable industry experience.

In a separate transaction, TC PipeLines, LP (the Partnership) today announced it has closed the acquisition of a 46.45 per cent interest in Great Lakes from El Paso for approximately

US$962 million, subject to certain closing adjustments, including US$212 million of assumed debt. TransCanada is the General Partner and owns approximately 32 per cent of the Partnership.

With more than 50 years experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada's network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with approximately 360 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, approximately 7,700 megawatts of power generation in Canada and the United States. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information. All forward-looking statements are based on TransCanada's beliefs and assumptions based on information available at the time such statements were made. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties which could cause TransCanada's actual results and experience to differ materially from the anticipated results or other expectations expressed. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

-30-

Media Inquiries:	Shela Shapiro	(403) 920-7859 (800) 608-7859
Investor & Analyst Inquiries:	David Moneta/Myles Dougan	(403) 920-7911

TransCanada
In business to deliver

TransCanada PipeLines Tower
450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

tel (403) 920-7679
fax (403) 920-2467
email lilian_ceri@transcanada.com

February 22, 2007

Securities and Exchange Commission
Room 1004
450 Fifth Street N.W.
Washington, D.C. 20549-1004
U.S.A.

Attention: Filing Desk, Stop 1-4

Dear Sirs:

Re: News Release for TC PipeLines, LP

Please find enclosed a news release issued by TC PipeLines, LP in the United States via CCN Matthews on February 22, 2007. This press release is to be placed in the Company's public file.

"TC PipeLines, LP Closes Great Lakes Gas Transmission Acquisition"

Please do not hesitate to contact the undersigned if you have any questions in connection with this matter.

Yours truly,

Lilian Ceri
Legal Assistant,
Corporate Secretarial

/lc
Enclosure

TC PipeLines, LP

NewsRelease

TC PipeLines, LP Closes Great Lakes Gas Transmission Acquisition

CALGARY, Alberta – February 22, 2007 – (Nasdaq: TCLP) – TC PipeLines, LP (the Partnership) today announced it has closed the acquisition of a 46.45 per cent interest in Great Lakes Gas Transmission Limited Partnership (Great Lakes) from El Paso for approximately US$962 million, subject to certain closing adjustments, including US$212 million of assumed debt.

"With the acquisition of Great Lakes, the Partnership now has interests in more than 3,600 miles of federally regulated U.S. interstate natural gas pipelines delivering to a diverse market base in the Western, Midwestern, and Northeastern U.S. as well as Eastern Canada," said Russ Girling, chief executive officer of the general partner, TC PipeLines GP, Inc. "As a result of the Partnership's acquisition activity in the past year, we have significantly expanded the size of our asset base and strengthened the Partnership."

The acquisition was partially financed through a private placement of 17,356,086 common units at $34.57 per common unit for gross proceeds of $600 million announced on February 21, 2007. The placement closed concurrently with the acquisition. The common units were sold to new and existing institutional accredited investors. The Partnership financed the balance of the total consideration with a draw on its $950 million senior debt credit facility announced on February 13, 2007.

Great Lakes owns and operates a 2,115 mile interstate natural gas pipeline system with a design capacity of 2.5 billion cubic feet per day. Extending from the Minnesota-Manitoba border at Emerson to the Michigan-Ontario border at St. Clair, Great Lakes provides a direct, cost-effective link between Western Canada's abundant natural gas basin and major industrial and market centers in Minnesota, Wisconsin, Michigan and eastern Canada.

TC PipeLines, LP is a publicly traded limited partnership. With the close of the acquisition of a 46.45 per cent interest in Great Lakes Gas Transmission Limited Partnership, TC PipeLines, LP has interests in more than 3,600 miles of federally regulated U.S. interstate natural gas pipelines including Northern Border Pipeline Company (50 per cent ownership) and Tuscarora Gas Transmission Company (99 per cent owned or controlled). For more information about TC PipeLines, LP, visit the Partnership's website at www.tcpipelineslp.com.

Cautionary Statement Regarding Forward-Looking Information

This news release may include forward-looking statements regarding future events and the future financial performance of TC PipeLines, LP. Words such as "believes," "expects," "intends," "forecasts," "projects," and similar expressions identify forward-looking statements. All forward-looking statements are based on the Partnership's current beliefs as well as assumptions made by and information currently available to the Partnership. These statements reflect the Partnership's current views with respect to future events. The Partnership assumes no obligation to update any such forward-looking statement to reflect events or circumstances occurring after the date hereof. Important factors that could cause actual results to materially differ from the Partnership's current expectations include, regulatory decisions, particularly those of the Federal Energy Regulatory Commission and the Securities and Exchange Commission, the ability of Northern Border Pipeline to recontract its available capacity at maximum rates, operational decisions of Northern Border Pipeline's operator, the failure of a shipper on either one of the Partnership's pipelines to perform its contractual obligations, cost of acquisitions, future demand for natural gas, overcapacity in the industry, and other risks inherent in the transportation of natural gas as discussed in the Partnership's filings with the Securities and Exchange Commission, including the Partnership's Annual Report on Form 10-K for the year ended December 31, 2005 and subsequent quarterly reports on Form 10-Q.

- 30 –

Media Inquiries:	Shela Shapiro	(403) 920-7859 (800) 608-7859
Unitholder and Analyst Inquiries:	Myles Dougan	(877) 290-2772 investor_relations@tcpipelineslp.com

END